Filed by The News Corporation Limited
                          Pursuant to Rule 425 under the Securities Act of 1933

                              Subject Companies: Hughes Electronics Corporation
                                                     General Motors Corporation
                                                 Commission File No. 333-105851
                                                 Commission File No. 333-105853

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 News Corporation
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NEWS RELEASE
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For Immediate Release                       Contact: Andrew Butcher 212-852-7070


Mitchell Stern To Leave Fox Television Stations And Twentieth Television

Agrees To Head DIRECTV Upon Approval And Completion Of News Corp's 34 Percent Acquisition Of Hughes Electronics

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NEW YORK, NY, November 21, 2003 - News Corporation today announced that Mitchell
Stern will step down from his position as Chairman and Chief Executive Officer of Fox Television Stations and Twentieth Television. Mr. Stern has agreed to become President and Chief Executive Officer of DIRECTV after the completion of News Corp.'s acquisition of 34 percent of Hughes Electronics. The acquisition is subject to regulatory approvals.

Mr. Stern's offer to head DIRECTV, the United States' leading provider of digital satellite entertainment services, was made by Chase Carey, President and Chief Executive designate of Hughes Electronics.

As Chairman and CEO of Fox's 35 owned-and-operated stations and its Twentieth Television syndication arm, Mr. Stern has reported to News Corp.'s Deputy Chief Operating Officer, Lachlan Murdoch. Mr. Murdoch will continue to lead Fox Television Stations and Twentieth Television.

Mr. Carey said: "As head of Fox Television Stations, Mitch has led a large, diverse business in a highly competitive environment. Under Mitch, the station group has become the industry leader and I am confident he will lead DIRECTV to the top of the pay-TV market if and when the acquisition is approved.

"DIRECTV must distinguish itself as the best television experience in the world. No executive is better qualified than Mitch Stern to fulfill this vision. Mitch will bring a unique combination of expertise, experience and television savvy that covers the spectrum of marketing, sales, programming and bottom-line management."

Mr. Stern said: "It has been a privilege over the past decade to work with the best broadcasting team in America at Fox and I know the station group and Twentieth Television will remain industry leaders. I am very excited by this offer to lead DIRECTV - which is already one of the great success stories in American television - at a crucial time in the company's history.

"My job from day one will be to marry the best entertainment offerings with the most advanced and appealing technologies for the more than 12 million DIRECTV subscribers. Viewers can expect an even better DIRECTV, featuring greater programming choice, digital video recorders, more high-definition channels, more interactive services and enhanced customer service.

"DIRECTV has a remarkably talented group of employees who should be proud of their achievements thus far and excited by the opportunities and challenges ahead."

Since 1998, Mr. Stern has been Chairman and Chief Executive Officer of Fox Television Stations, one of the nation's largest broadcast groups, comprising 35 stations in 26 markets covering nearly 45 percent of U.S. television homes. The group includes duopolies in New York, Los Angeles, Chicago, Dallas, Washington DC, Houston, Minneapolis, Phoenix and Orlando. His role also included oversight of Twentieth Television, Fox's television production and syndication unit, as well as sales, marketing, and program scheduling for the Fox O&Os' Regional Sports Networks.

Mr. Stern had been President and Chief Operating Officer of Fox Television Stations since January 1993. He was previously promoted to Executive Vice President and Chief Operating Officer of the Fox stations group in May 1992. He was promoted in 1990 to Senior Vice President of Fox Television Stations and Vice President, Station Manager of KTTV.

He joined Fox in July 1986 as Vice President and Chief Financial Officer of Fox Television Stations and was responsible for all financial areas relating to the stations and corporate home office.

Before joining Fox, Mr. Stern worked for eight years with the CBS Television Stations Division. He held several financial management positions, including Director of Planning and Administration at WCBS-TV, New York, and at WBBM-TV, Chicago.

Mr. Stern graduated with a Masters of Business Administration from the University of Chicago and received a bachelor's degree from the University of Pennsylvania.

The News Corporation Limited (NYSE: NWS, NWS.A; ASX: NCP, NCPDP) had total assets as of September 30, 2003 of approximately US$46 billion and total annual revenues of approximately US$17 billion. News Corporation is a diversified international media and entertainment company with operations in eight industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite television; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, Continental Europe, the United Kingdom, Australia, Asia and the Pacific Basin.

For more information about News Corporation, please visit www.newscorp.com.

                                    * * * * *

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and that actual results or developments may differ materially from those in the forward-looking statements as a result of various factors, including financial community and rating agency perceptions of the company and its business, operations, financial condition and the industry in which it operates and the factors described in the company's filings with the Securities and Exchange Commission, including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained therein. The company disclaims any obligation to update the forward-looking statements contained herein.

In connection with the proposed transactions, on August 21, 2003, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News Corporation") filed definitive materials with the Securities and Exchange Commission ("SEC"), including a Definitive Proxy Statement of GM on Schedule 14A, a Registration Statement of Hughes on Form S-4 and a Registration Statement of News Corporation on Form F-4 that contain a consent solicitation statement of GM, a prospectus of Hughes and a prospectus of News Corporation. Investors and security holders are urged to read these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. These materials and other relevant materials (when they become available) and any other documents filed by GM, Hughes or News Corporation with the SEC, may be obtained for free at the SEC's website, www.sec.gov. The documents may also be obtained free of charge by directing such request to: News America Incorporated, 1211 Avenue of the Americas, 7th Floor, New York, New York 10036, Attention: Investor Relations.